Quarterly Review – March 31, 2010

FMI Funds 100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Focus Fund

Investment Objective Seeks capital appreciation through investments in stocks of companies of all sizes, including small- to mid-capitalization U.S. companies.

Manager - The FMI Focus Fund (the "Fund")  is advised by Fiduciary Management, Inc. of Milwaukee and sub-advised by Broadview Advisors, LLC.  Both firms are 100% employee owned.

Investment Professionals - Richard E. Lane, CFA and the investment research team at Broadview Advisors are primarily responsible for the day-to-day management of the Fund.

Strategy - The Fund invests in stocks of companies of all sizes, but primarily invests in small- to mid-capitalization (i.e., less than $5.0 billion of market capitalization) companies, which have substantial capital appreciation potential.  Many of these companies have little or no following by the major stock brokerage firms.  We look for stocks of businesses that are selling at what we believe are substantial discounts to prices that accurately reflect their future earnings prospects.  The Fund takes a "focused" approach to investing, meaning the Fund conducts extensive research (i.e. focuses) on each prospective investment before purchasing.

Fund Information
Inception Date	12/16/96
Net Assets	$433.9 million
Net Asset Value	$25.88
Expense Ratio	1.31%
Ticker	FMIOX

Top Ten Holdings
Kennametal Inc.	3.3%
Molex Inc. (Cl A)	2.3%
Arrow Electronics Inc.	2.2%
Sapient Corp.	2.0%
Reinsurance Group of America Inc.	2.0%
Altera Corp.	1.9%
Kinder Morgan Energy Partners	1.9%
HealthSouth Corp.	1.8%
Volcom Inc.	1.8%
Cytec Industries Inc.	1.7%

Portfolio Characteristics
P/E ratio (trailing one year)	18.0x
P/E ratio (forward 4 quarters)	17.2x
P/S ratio	1.3x
P/B ratio	2.4x
EV/EBITDA ratio	10.3x
Number of holdings	72

Top Ten Sectors

Performance	Q1 2010	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	10.50%	67.83%	2.35%	6.62%	4.80%	16.33%
Russell 2000 Index1	8.85%	62.76%	-3.99%	3.36%	3.68%	6.48%
Russell 2000 Growth Index2	7.61%	60.32%	-2.42%	3.82%	-1.53%	3.52%

Note:  Returns for periods longer than one year are annualized.  Inception of the Fund was 12/16/96.  Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Economically-sensitive technology and consumer-oriented companies were the strongest performers.   At the same time, the rising tide of the stock markets buoyed all holdings.  There is no question we have been going through the proverbial “sweet spot” of the market.  While the economic cycle has barely turned up, we are well into the market recovery.  We have enjoyed some very strong individual stock performances and will probably be taking some profits soon, all the while continuing the search for attractive companies at bargain prices.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1	The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.

2	The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.